Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

December 1, 2020

David Link
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ventoux CCM Acquisition Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 29, 2020 CIK 0001822145

Dear Mr. Link:

On behalf of our client, Ventoux CCM Acquisition Corp. (the “Company”), we hereby provide a response to the comment issued in a letter dated October 14, 2020 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter below. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

David Link December 1, 2020 Page 2

Draft Registration Statement on Form S-1 submitted September 29, 2020

General

1.

We note your response to comment 1. Please revise your cover page to provide prominent disclosure of the fact you may require stockholders to vote for or against the business combination to be able to redeem their shares and that stockholders who do not vote, or who abstain from voting, on the business combination will not be able to redeem their shares. Also address this fact in the relevant discussions regarding redemption rights throughout the prospectus.

Response: The Company has revised the cover page and the disclosure on pages 25, 28, 46, 63 and 91 in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner